UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)1

RCM Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

749360400

(CUSIP Number)

Bradley S. Vizi

c/o Harvest Financial Corporation

1600 Benedum-Trees Bldg.

223 Fourth Ave., Pittsburgh, PA 15222

(330) 519-1158

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

IRS Partners No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,055,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,055,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,055,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%*
14	TYPE OF REPORTING PERSON

PN

  * See Item 5

2

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		266,074*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

266,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

266,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%*
14	TYPE OF REPORTING PERSON

CO

  * See Item 5

3

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,055,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,055,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,055,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%*
14	TYPE OF REPORTING PERSON

CO, HC

  * See Item 5

4

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Not Applicable
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,055,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,055,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,055,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1%*
14	TYPE OF REPORTING PERSON

OO, HC

  * See Item 5

5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,321,139*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,321,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%*
14	TYPE OF REPORTING PERSON

IN

  * See Item 5

6

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

Harvest Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,321,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%*
14	TYPE OF REPORTING PERSON

BD, IA

  * See Item 5

7

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,250
	10	SHARED DISPOSITIVE POWER

2,321,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,346,389*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%*
14	TYPE OF REPORTING PERSON

IN

  * See Item 5

8

CUSIP NO. 749360400

The following constitutes Amendment No. 14 (“Amendment No. 14”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Effective with the termination of that certain investment advisory agreement dated October 5, 2012 by and between Legion Partners, IRS 19 and the Foundation, as further described in Item 6 hereto, each of Legion Partners and Mr. Kiper ceased to be a member of a Section 13(d) group with the O’Connell Entities and Mr. Vizi and ceased to be a Reporting Person hereunder.   Effective with the execution of that certain investment advisory agreement dated November 15, 2017 by and between Harvest Financial Corporation, a Pennsylvania corporation, Mr. Vizi, IRS 19 and the Foundation, as further described in Item 6 hereto, Harvest became a Reporting Person hereunder. The Reporting Persons, excluding Legion Partners and Mr. Kiper, will continue filing as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	IRS Partners No. 19, L.P., a Delaware limited partnership (“IRS 19”);
(ii)	The Leonetti/O’Connell Family Foundation, a Delaware non-profit corporation (the “Foundation”);
(iii)	M2O, Inc., a Delaware corporation (“M2O”);
(iv)	The Michael F. O’Connell and Margo L. O’Connell Revocable Trust (the “Trust”);
(v)	Michael O’Connell, an individual (“Mr. O’Connell” collectively with IRS 19, the Foundation, M2O and the Trust, the “O’Connell Entities”);
(vi)	Harvest Financial Corporation, a Pennsylvania corporation (“Harvest”); and
(vii)	Bradley Vizi, an individual (“Mr. Vizi”); and

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of M2O, the Foundation and Harvest.

(b)        The principal business address of the O’Connell Entities is 515 South Figueroa Street, Suite 1050, Los Angeles, California 90071. The principal business address of Harvest is 1600 Benedum-Trees Bldg., 223 Fourth Ave., Pittsburgh, PA 15222. The principal business address of Mr. Vizi is 10390 Wilshire Blvd, Ste 406, Los Angeles, CA 90024.

9

CUSIP NO. 749360400

(c)       The principal business of IRS 19 is making, holding and disposing of various investments. The principal business of the Foundation is promoting charitable purposes. The principal business of M2O is to serve as general partner of IRS 19 and other affiliated partnerships. The principal business of the Trust is to hold various investments and acting as the sole voting shareholder of M2O. Mr. O’Connell’s principal employment is as the Chief Executive Officer and a Director of M2O, a Trustee of the Trust and the Secretary, Chief Financial Officer and a Director of the Foundation. The principal business of Harvest is acting as a broker dealer and investment advisor registered with the State of Pennsylvania. The principal occupation of Mr. Vizi is acting as a professional investor and as a director of the Issuer and L.B. Foster Company, a one-source supplier and manufacturer of quality railroad products.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of IRS 19, the Foundation, and M2O is organized under the laws of Delaware. Harvest is organized under the laws of Pennsylvania. Each of Messrs. O’Connell, Vizi, and each person listed on Schedule A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,055,065 Common Shares owned directly by the IRS 19 is approximately $10,831,416, including brokerage commissions. Such Common Shares were acquired with the working capital of IRS 19.

The aggregate purchase price of the 266,074 Common Shares owned directly by the Foundation is approximately $1,344,063, including brokerage commissions. Such Common Shares were acquired with the working capital of the Foundation.

The aggregate purchase price of 1,000 Common Shares owned directly by Mr. Vizi is approximately $4,479, including brokerage commissions. Such Common Shares were acquired with Mr. Vizi’s personal funds. In addition, 24,250 Common Shares owned directly by Mr. Vizi were obtained through equity awards that were granted to Mr. Vizi during his tenure as a director of the Issuer.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 12,011,699 Common Shares outstanding as of November 1, 2017, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.

10

CUSIP NO. 749360400

As of the close of business on November 17, 2017, IRS 19 beneficially owned 2,055,065 Common Shares, constituting approximately 17.1% of the Common Shares outstanding. By virtue of their relationships discussed in further detail in Item 2, IRS 19, M2O, the Trust and Mr. O'Connell may be deemed to beneficially own the Common Shares owned by IRS 19. By virtue of their relationships discussed in further detail in Item 6, Harvest and Mr. Vizi may be deemed to beneficially own the Common Shares held by IRS 19.

As of the close of business on November 17, 2017, the Foundation beneficially owned 266,074 Common Shares, constituting approximately 2.2% of the Common Shares outstanding. By virtue of his relationship discussed in further detail in Item 2, Mr. O’Connell may be deemed to beneficially own the Common Shares owned by the Foundation. By virtue of their relationship discussed in further detail in Item 6, Harvest and Mr. Vizi may be deemed to beneficially own the Common Shares held by the Foundation.

By virtue of his relationship discussed in further detail in Item 2, Mr. O’Connell may be deemed to beneficially own an aggregate of 2,321,139 Common Shares beneficially owned by IRS 19 and the Foundation, constituting approximately 19.3% of the Common Shares outstanding.

By virtue of their relationship discussed in further detail in Item 6, Harvest may be deemed to beneficially own an aggregate of 2,321,139 Common Shares beneficially owned by IRS 19 and the Foundation, constituting approximately 19.3% of the Common Shares outstanding.

As of the close of business on November 17, 2017, Mr. Vizi directly owned 25,250 Common Shares, constituting less than 1.0% of the Common Shares outstanding. By virtue of his relationship discussed in further detail in Item 6, Mr. Vizi may be deemed to beneficially own an aggregate of 2,346,389 Common Shares, constituting approximately 19.5% of the Common Shares outstanding.

No person listed on Schedule A hereto owns any Common Shares.

The Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b) Each of IRS 19, M2O, the Trust and Mr. O'Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by IRS 19. The Foundation and Mr. O’Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by the Foundation. Harvest and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19 and the Foundation. Mr. Vizi has sole voting and dispositive power over the Common Shares he owns directly.

(c)       There have been no transactions in the Common Shares by the Reporting Persons during the past 60 days.

11

CUSIP NO. 749360400

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 15, 2017, the investment advisory agreement dated October 5, 2012 by and between Legion Partners, IRS 19 and the Foundation terminated. Substantially the same investment advisory agreement was entered into with Harvest, effective November 15, 2017. Pursuant to the investment advisory agreement, Harvest will manage IRS 19’s and the Foundation’s investment in the Common Shares and has certain discretion to purchase or sell Common Shares but Harvest does not and will not have any right to vote the Common Shares. Harvest is entitled to receive a performance-based fee with respect to such investment of 20% of the gain on net investment profits above 10%. Harvest is also entitled to a management fee. Mr. Vizi’s compensation is related to such fees. A copy of the form of investment advisory agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On November 17, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Form of Investment Advisory Agreement.
99.2

Joint Filing Agreement dated November 17, 2017 by and among IRS Partners No. 19, L.P., the Leonetti/O’Connell Family Foundation, M2O, Inc., the Michael F. O’Connell and Margo L. O’Connell Revocable Trust, Michael O’Connell, Harvest Financial Corporation and Bradley Vizi.

12

CUSIP NO. 749360400

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2017

IRS PARTNERS NO. 19, L.P.
By:	M2O, Inc., its General Partner

By:	/s/ Bradley S. Vizi
	Name: Title:	Bradley S. Vizi As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Bradley S. Vizi
	Name: Title:	Bradley S. Vizi As Attorney-in-Fact for Michael O’Connell, Secretary, Chief Financial Officer and Director

M2O, INC.
By:	/s/ Bradley S. Vizi
	Name: Title:	Bradley S. Vizi As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Bradley S. Vizi
	Name: Title:	Bradley S. Vizi As Attorney-in-Fact for Michael O’Connell, Trustee

HARVEST FINANCIAL CORPORATION

By:	/s/ Frank D. Ruscetti
	Name:	Frank D. Ruscetti
	Title:	President

/s/ Bradley S. Vizi
Bradley S. Vizi, Individually and as attorney-in-fact for Michael O’Connell

13

CUSIP NO. 749360400

SCHEDULE A

Directors and Executive Officers of M2O

Name and Position	Present Principal Occupation	Business Address
Michael F. O’Connell, Chief Executive Officer and Director	Chief Executive Officer and Director of M2O, a Trustee of the Trust and the Chief Financial Officer and a Director of the Foundation.	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Margo L. O’Connell, Director	Trustee of the Trust and President and a Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Michael-Kevin O’Connell, Chief Financial Officer, Managing Director, Treasurer and Director	Chief Financial Officer, Managing Director, Treasurer and Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Cara L. Esposito, Director	Executive Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Caoilionn O’Connell, Director	Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071

Directors and Executive Officers of the Foundation

Name and Position	Present Principal Occupation	Business Address
Michael F. O’Connell, Chief Financial Officer and a Director	Chief Executive Officer and Director of M2O, a Trustee of the Trust and the Chief Financial Officer and a Director of the Foundation.	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Margo L. O’Connell, President and Director	Trustee of the Trust, President and a Director of the Foundation, Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Cara L. Esposito, Executive Director	Director of M2O and Executive Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071

14

CUSIP NO. 749360400

Directors and Executive Officers of Harvest

Name and Position	Present Principal Occupation	Business Address
Frank D. Ruscetti, President and Chairman of the Board	President and Chairman of the Board of Harvest	1600 Benedum-Trees Bldg., 223 Fourth Ave., Pittsburgh, PA 15222
F. David Ruscetti, Executive Vice President and Director	Executive Vice President and Director of Harvest	1600 Benedum-Trees Bldg., 223 Fourth Ave., Pittsburgh, PA 15222

Dominic Perry, C.P.A, Director	Principal of Perry & Company PC, a certified public accounting firm	1667 Route 228 Suite 301, Cranberry Township, PA 16066